Exhibit 99.1

Brenmiller Energy Closes on $1.05 Million Private Placement with Existing Institutional Shareholder

Investor has the right to purchase 1 million additional ordinary shares if the Company’s ordinary shares close at or above $2.50 per share within the next 12 months

Rosh Ha’ayin, Israel, December 4, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility customers, today announced it has closed its previously announced private placement with one of the Company’s existing institutional investors for aggregate gross proceeds of $1.05 million.

In connection with the private placement, the Company sold to the investor 1,000,000 ordinary shares of the Company at a price of $1.05 per share, reflecting a 52% premium to the closing price for the Company’s ordinary shares on Nasdaq on August 2, 2024, the last closing price prior to when the securities purchase agreement was signed, and a 33% premium to the closing price of $0.79 on December 4, 2024 when the private placement closed. The investor maintains the right to make a further investment for 1,000,000 additional ordinary shares (or ordinary share equivalents) in the event that the Company’s ordinary shares close at or above $2.50 per share within the next 12 months.

The Company intends to use the net proceeds from the private placement for general corporate purposes, including working capital.

The securities described above were sold in a private placement and have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. The securities purchase agreement with the investor provides for registration rights for the ordinary shares and the Company has agreed to file a registration statement with the SEC to register the resale of the ordinary shares within thirty (30) days of closing.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the investor’s future investment right; registration rights related to the private placement offering; and the intended use of proceeds from the private placement offering. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com